SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of June 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of June, 2005.

Contents:

      Press release re: Redemption of convertible bonds dated 1 June, 2005.

Press Release	1 June 2005

BioProgress plc

(“BioProgress” or “the Company”)

Redemption of convertible bonds

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, advises that it has concluded an agreement to repurchase in full the £5 million, five year 4.0 per cent unsecured convertible bonds that were issued to a leading institutional investor (“the Bondholder”) on 6th October 2004. The option to subscribe for further bonds up until 6th October 2006 will also be cancelled.

Under this agreement, the bonds will be repurchased shortly for a total consideration of £3.3 million, to be satisfied by £1.65 million in cash and by the issue of 4,285,714 million new shares to the Bondholder, representing 3.5 per cent of the enlarged issued share capital of the Company. The number of new shares to be issued has been calculated on the basis of a share price of 38.5 pence, being a 1.3 per cent premium to the closing share price on 31 May 2005. The agreement is conditional on the shares to be issued to the Bondholder being admitted to trading on AIM.

BioProgress will show a capital gain in its 2005 accounts of approximately £1.7 million (before expenses) on the repurchase, and will also not make any accrual for interest payable as the Bondholder’s right to any accrued interest has been waived.

Commenting on the bond repurchase, Richard Trevillion, Chief Executive Officer of BioProgress said: “As part of the strategic and financial review, we decided that we wanted to remove this liability from our balance sheet in order to give greater financial flexibility and certainty as we take the business forward. We therefore approached the Bondholder with the aim of making a mutually beneficial offer for the bonds, and I am delighted that we have been able to reach this agreement, which represents a discount of approximately 34% to the face value of the bonds.”

- Ends -

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation.

Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

BioProgress plc Richard Trevillion, CEO Dan Farrow, FD www.bioprogress.com	Tel: +44 (0) 1354 655674

UK Media enquiries: Abchurch Samantha Robbins / Henry Harrison-Topham samantha.robbins@abchurch-group.com www.abchurch-group.com	Tel: +44 (0) 20 7398 7700

US Investor enquiries: Taylor Rafferty Andrew Saunders andrew.saunders@taylor-rafferty.com www.taylor-rafferty.com	Tel: +1 212 889 4350

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: June 1, 2005	Elizabeth Edwards
Chief Financial Officer